Exhibit 99.1

Daqo New Energy Announces Phase 3B Expansion Plan for Its Polysilicon Facilities in Xinjiang

CHONGQING, China, Oct. 19, 2017  -- Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that the board of directors has officially approved the Company's Phase 3B expansion plan ("Phase 3B Project") for its polysilicon facilities in Xinjiang.

Phase 3B Project is expected to increase the Company’s polysilicon annual nameplate capacity from the current 18,000 MT to 25,000 MT. By adopting additional technology improvement and debottlenecking projects, the Company may be able to further increase its capacity to 30,000 MT per annum by the end of 2019.

The Company expects to complete project design and initial preparation works for Phase 3B Project by the end of 2017, complete constructions and installations by the end of 2018, start pilot production in the first half of 2019 and reach full capacity by the end of the second quarter of 2019.

For the Phase 3B Project, the Company plans to adopt new designs, processes, technologies and equipment that would further improve the quality and purity of its polysilicon products. The polysilicon products of the Phase 3B Project are anticipated to reach electronics grade and will be targeting the mono-crystalline wafer and semiconductor markets, which have more stringent requirements on polysilicon quality and purity, and therefore have higher entry barriers. The Company may potentially enjoy higher profit margin if it could successfully access these markets with its differentiated ultra-high purity electronic-grade polysilicon products.

In addition to polysilicon quality upgrading, the Company expects to implement new production processes to improve operational efficiencies, which would further reduce our total production cost. Once Phase 3B Project is ramped up to full production capacity, we anticipate the overall total production cost for our Xinjiang facilities could potentially be decreased to US$7.50 per kilogram, benefiting from better operating leverage, adopting new production processes and equipment with higher efficiencies, and achieving greater economies of scale.

About Daqo New Energy Corp.

Founded in 2008, Daqo New Energy Corp. (NYSE: DQ) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. As one of the world's lowest cost producers of high-purity polysilicon and solar wafers, the Company primarily sells its products to solar cell and solar module manufacturers. The Company has built a manufacturing facility that is technically advanced and highly efficient with a nameplate capacity of 18,000 metric tons in Xinjiang, China. The Company also operates a solar wafer manufacturing facility in Chongqing, China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to lower our production costs. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.